Exhibit 1.01

Mitcham Industries, Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2016

This report for the calendar year ended December 31, 2016 is presented by Mitcham Industries, Inc. (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). When used in this report, “Company,” “we,” “our,” and “us” refer to Mitcham Industries, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as tin, tantalum, tungsten, and gold. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the minerals fund armed conflict.

1. Company and Products Overview

Through our wholly-owned subsidiaries, Seamap Pte Ltd and Klein Marine Systems, Inc., we design, manufacture and sell certain products for the hydrographic, oceanographic and marine seismic industries. Our products contain components such as printed circuit boards, capacitors, connectors and stainless steel housings that may contain conflict minerals. Many of these components are standard “off-the-shelf” products manufactured and sold throughout the industry that we incorporate into our products.

2.	Supply Chain Overview

Our supply chain is complex. The manufacturing processes for the above products require a large volume of components that we purchase from a number of contract manufacturers. Our procurement and use of the components discussed above is many levels removed from the actual mining and smelting of conflict minerals. Further, we do not purchase raw ore or unrefined conflict minerals and none of the components we buy are made in, or originate from the Covered Countries (as defined in the Rule). Because of our purchasing practices, we must rely upon our direct suppliers to provide information on the origin of any conflict minerals contained in the components supplied to us, including information about the sources of conflict minerals in any components we purchase.

3.	Due Diligence Performed

This section describes the measures we have taken to exercise due diligence on the course and chain of custody of the conflict minerals.

A.	Conflict Minerals Policy

The Company has adopted the Conflict Minerals Policy Statement set forth below, which governs the supply chain of conflict minerals from Covered Countries. The policy is publicly available in the Investor Relations – Corporate Governance portion of our website at www.mitchamindustries.com.

B.	Country of Origin Inquiries with Supply Chain

Through our analysis of our products to determine whether any conflict minerals they may maintain originated in the DRC, the adjoining countries, or were from scraps or recycled sources, we have concluded that conflict minerals can be found in some of the electronic components and materials supplied to us for inclusion in certain of our products. This effort has included asking our suppliers to provide representations indicating where any conflict minerals originated. However, based on our reasonable country of origin inquiry, we have not been able to reasonably conclude that any conflict minerals that may be in the components we buy either originated outside the DRC or outside an adjoining country, or were from recycled or scrap sources.

Tracing any conflict minerals back to their mine of origin is a complex process, involving multiple layers of suppliers and sub-tier suppliers. In order to manage the scope of this task, we must rely upon our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to the our suppliers by their direct suppliers and their indirect sub-tier suppliers. In 2015, we conducted a written survey with each of our direct suppliers of components or materials that we believe may contain conflict minerals. In conducting this survey we utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability Reporting Template questionnaire.

More than half of the suppliers surveyed responded. Those suppliers that did not respond initially were contacted again to encourage them to respond. Most returned the questionnaire we provided, but a few provided a letter in response. The results of this survey indicated the following:

•	For those suppliers that indicated their products contain conflict minerals, we compared the smelters and refiners identified in those responses, if any, to the list of EICC/GeSI Conflict Free Smelters. We found that none of the suppliers’ responses indicated that the conflict minerals originated in a Covered Country and none of the responses indicated that the conflict minerals were processed by a smelter in a Covered Country.

•	No supplier indicated that it has supplied parts or components to us containing conflict minerals from sources that support conflict in the Covered Countries.

Our supplier base has not significantly changed during 2016 and we have made similar inquiries with new suppliers regarding the use and source of conflict materials. We have determined that we do not have reason to believe that any of our necessary conflict minerals may have originated in a Covered Country.

C.	Risk Mitigation

The main risk we have identified is the lack of data generally and the quality of the data we have received regarding any conflict minerals in the components we acquire. In order to address this risk, we have (1) reached out to our suppliers through an integrated, internal team (engineering or purchasing and compliance), and (2) by educating our suppliers on the importance of buying conflict-free materials, including by referring them to training resources and working to promote participation in our surveys.